Jose Gordo Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095
June 2, 2011
VIA EDGAR
Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	The GEO Group, Inc. and Subsidiary Guarantors Registration Statement on Form S-4 Filed April 12, 2011 File No. 333-173462
Dear Ms. Long:
     On behalf of The GEO Group, Inc. (“GEO”), we hereby respond to the Staff’s comment letter, dated May 9, 2011, regarding the above referenced Registration Statement on Form S-4 (“Form S-4”). Please note that we are simultaneously filing Amendment No. 1 to Form S-4 (“Amendment No. 1”). We are providing two courtesy copies of Amendment No. 1 marked to show changes from the Form S-4. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.
General
1.	We note that you are registering the 6 5/8% senior notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling
BOCA RATON  DALLAS  DENVER  FORT LAUDERDALE  JACKSONVILLE  LAS VEGAS  LOS ANGELES MADISON  MIAMI  NAPLES  NEW YORK  ORLANDO  PALM BEACH  TALLAHASSEE  TAMPA TYSONS CORNER  WASHINGTON, D.C. WEST PALM BEACH

Pamela Long, Assistant Director
June 2, 2011

no-action letters.
     Response:
     Contemporaneously with the submission of this response letter and the filing of Amendment No. 1, GEO is filing a supplemental letter stating that GEO is registering the exchange offer in reliance on the Commission’s position enunciated in the above mentioned no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
2.	Please note that we may have comments on the legal opinion once you file it and will need adequate time to review it before we will entertain a request to accelerate the effectiveness of the registration statement. Please file your legal opinion with your next amendment.
     Response:
     In response to the Staff’s comment, we have filed the legal opinion with Amendment No. 1 to the Form S-4.
     Disclosure Regarding Forward-Looking Statements, page 1
3.	We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to this offering. Please revise.
     Response:
     In response to the Staff’s comment, we have revised the disclosure under “Disclosure Regarding Forward-Looking Statements” on page ii of Amendment No. 1.
     Signatures, page 99
4.	We note that the signature of the controller or principal accounting officer is missing from several of the registrant subsidiary guarantors. Please revise to include the signature of the controller or principal accounting officer for each of the registrant subsidiary guarantors. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instructions (1) and (2) of Signatures of form S-4.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on pages II-13, and II-40 through II-44 of Amendment No. 1.

Pamela Long, Assistant Director
June 2, 2011

          In connection with responding to the Staff’s comments, GEO has acknowledged in Exhibit A to this letter the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely, AKERMAN SENTERFITT
/s/ Jose Gordo
Jose Gordo
For the Firm

cc:	Securities and Exchange Commission Sherry Haywood, Esq., Staff Attorney
The GEO Group, Inc.
John J. Bulfin, Esq., Senior Vice President and General Counsel
Brian R. Evans, Senior Vice President and Chief Financial Officer
Akerman Senterfitt
Stephen K. Roddenberry, Esq.
Esther L. Moreno, Esq.

EXHIBIT A
THE GEO GROUP, INC.
One Park Place, Suite 700
621 NW 53rd Street
Boca Raton, FL 33487
June 2, 2011
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated May 9, 2011, The GEO Group, Inc. (“GEO”) acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GEO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GEO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.
By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer